SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                              Target Logistics Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    876123100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Stephen J. Clearman
                             c/o Kinderhook GP, LLC
                               One Executive Drive
                                    Suite 160
                               Fort Lee, NJ 07024
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.       876123100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kinderhook Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.       876123100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kinderhook GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.       876123100
           ---------------------



1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stephen J. Clearman

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.       876123100
            ---------------------
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Target Logistics Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 500 Harborview Drive, Third Floor, Baltimore, Maryland 21230. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Kinderhook Partners, LP, a Delaware limited partnership, (the "Partnership"), Kinderhook GP, LLC, a Delaware limited liability company, the general partner of the Partnership (the "General Partner"), and Stephen J. Clearman, the managing member of the General Partner responsible for making investment decisions with respect to the Partnership ("Clearman" and, together with the Partnership and the General Partner, the "Reporting Persons"). The principal business address of the Reporting Persons is located at One Executive Drive, Suite 160, Fort Lee, NJ 07024. The principal business of the Partnership is to serve as a private investment vehicle. The principal business of the General Partner is to serve as general partner to the Partnership.

     (d) None of the Reporting Persons nor any person affiliated with the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.


     The Shares were held in accounts beneficially owned by the Partnership. The funds used for the purchase of the Shares by the Partnership came from working capital using contributions made by the partners of the Partnership.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business, including the use of a margin account in the name of the Partnership.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a-j) The Shares held by the Partnership were acquired for, and were being held for, investment purposes. The acquisition of the Shares was made in the ordinary course of the Reporting Persons' business.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, the Partnership may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer.

     Each of the Reporting Persons has the sole power to vote or direct the vote of 0 of the Shares to which this filing relates.

     The Reporting Persons have the shared power to vote or direct the vote of 0 Shares to which this filing relates.

     Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 of the Shares to which this filing relates.

     The Reporting Persons have the shared power to dispose or direct the disposition of 0 Shares to which this filing relates.

     The General Partner and Clearman each specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Joint Filing Agreement.

         Exhibit B: Transactions in the Shares by the Reporting Persons since the last filing.

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          March 12, 2008


                                          KINDERHOOK PARTNERS, LP

                                          By:  Kinderhook GP, LLC
                                               ---------------------------------
                                                  General Partner

                                          By:  /s/ Stephen J. Clearman
                                               ---------------------------------
                                                  Stephen J. Clearman
                                                  Managing Member


                                          KINDERHOOK GP, LLC

                                          By:  /s/ Stephen J. Clearman
                                               ---------------------------------
                                                  Stephen J. Clearman
                                                  Managing Member


                                          By:  /s/ Stephen J. Clearman
                                               ---------------------------------
                                                  Stephen J. Clearman



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A


                                    AGREEMENT


     The undersigned agree that this Amendment No. 1 to Schedule 13D dated March 12, 2008 relating to the Common Stock of Target Logistics Inc. shall be filed on behalf of the undersigned.

                                          March 12, 2008



                                          KINDERHOOK PARTNERS, LP

                                          By:  Kinderhook GP, LLC
                                               ---------------------------------
                                                  General Partner

                                          By:  /s/ Stephen J. Clearman
                                               ---------------------------------
                                                  Stephen J. Clearman
                                                  Managing Member


                                          KINDERHOOK GP, LLC

                                          By:  /s/ Stephen J. Clearman
                                               ---------------------------------
                                                  Stephen J. Clearman
                                                  Managing Member

                                                                      Exhibit B

                           TRANSACTIONS IN THE SHARES


  Date of                       Number of Shares
Transaction                     Purchase/(Sold)                Price of Shares
-----------                     ---------------                ---------------
 10/31/2007                       (3,324,138)                        $2.50




SK 21702 0003 863565